Exhibit 99.1

IREN Reports Third Quarter FY24 Results

Achieved record revenue, Adjusted EBITDA and operating cashflow

$47.9 million operating cash inflow in FY24 YTD

Quarterly NPAT of $8.6 million

Expansion to 30 EH/s in 2024

SYDNEY, AUSTRALIA, May 15, 2024 (GLOBE NEWSWIRE) – IREN (Iris Energy Limited) (NASDAQ: IREN) (together with its subsidiaries, "IREN" or “the Company”), a leading next-generation data center business powering the future of Bitcoin, AI and beyond, today reported its financial results for the three-months and nine-months ended March 31, 2024. All $ amounts are in United States Dollars (“USD”) unless otherwise stated.

“We are pleased to report our third quarter FY24 results, where we achieved record revenue and Adjusted EBITDA. Additionally, we have generated a record $47.9 million in operating cashflow so far this financial year, reflecting the quality of our underlying operations”, said Daniel Roberts, Co-Founder and Co-CEO of IREN.

“Our team continues to execute, achieving our 10 EH/s milestone ahead of schedule and now increasing our 2024 expansion plans from 20 EH/s to 30 EH/s. We believe the strategic investments we have made in land, power and infrastructure provide a clear pathway to industry leadership”.

Third Quarter FY24 Results

•	Bitcoin mining revenue of $53.4 million, as compared to $42.0 million in the second quarter of fiscal year 2024, driven by growth in operating hashrate and higher Bitcoin prices

•	Net profit after income tax of $8.6 million, as compared to a loss of $5.2 million in the second quarter of our fiscal year 2024

•	AI Cloud Services revenue of $0.6 million, following the commissioning of 248 NVIDIA H100 GPUs during the quarter for our customer, Poolside AI, a leading AI company

•	Mined 1,003 Bitcoin, as compared to 1,144 Bitcoin in the second quarter of our fiscal year 2024. Lower Bitcoin production was primarily driven by higher global hashrate rate during the period

•	Net electricity costs of $19.4 million, as compared to $16.1 million in the second quarter of our fiscal year 2024, primarily driven by an increase in operating hashrate in the quarter[1]

•	Other costs of $12.9 million, as compared to $12.0 million in the second quarter of fiscal year 2024[2]

•	Adjusted EBITDA of $21.8 million, as compared to $13.9 million in the second quarter of our fiscal year 2024[3]

•	Year to date operating cash inflow of $47.9 million, as compared to an outflow of $1.0 million in the nine-months ended March 31, 2023

•	Cash and cash equivalents of $259.7 million as of March 31, 2024 and no debt facilities[4]

1 Net electricity cost is a non-IFRS metric. See page 3 for a reconciliation to the nearest IFRS metric.
2 Other costs exclude one-off other expense items. See page 3 for a reconciliation to the nearest IFRS metric.
3 Adjusted EBITDA is a non-IFRS metric. See page 3 for a reconciliation to the nearest IFRS metric.
4 Reflects USD equivalent, unaudited cash and cash equivalents as of March 31, 2024 and April 30, 2024 respectively.
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Recent Operational Highlights

Bitcoin Mining

•	Operating capacity currently 10 EH/s (May 2024) vs. 5.6 EH/s (December 2023)

•	2024 expansion plans increased to 30 EH/s

o	Secured latest-generation Bitmain S21 Pro miners with nameplate efficiency of 15 J/TH
o	Upon completion, nameplate fleet efficiency of 16 J/TH and indicative electricity cost per Bitcoin mined of $17k5
o	Funding through existing cash and other sources[6]

•	Additional Bitmain S21 Pro miner purchase options (10 EH/s) supporting expansion pathway to 40 EH/s in 1H 2025.

AI Cloud Services

•	816 NVIDIA H100 GPUs

o	Upsized (doubled to 504 GPUs) and extended our AI Cloud Services agreement with Poolside AI
o	Testing on-demand market for our AI Cloud Services

Data Centers

•	510MW of planned data center capacity by the end of 2024

o
Increase from previous planned data center capacity of 460MW, enabled partly through a new substation design, as well as ongoing improvement and optimization of the Company’s construction and procurement process.

•	2,160MW of secured power capacity

Corporate

•	$321.5 million cash and cash equivalents as of April 30, 2024[4]
•	The Third Quarter FY24 Results webcast will be recorded, and the replay will be accessible shortly after the event at https://iren.com/investor/events-and-presentations

5 Cost per bitcoin mined represents indicative electricity cost per bitcoin mined assuming 30 EH/s, nameplate fleet efficiency of 16 J/TH, weighted average power cost of $0.037/kWh ($0.045/kWh in BC and $0.033/kWh in Texas – latter calculated using actual monthly average net power price at Childress during FY24 to date (i.e. July 2023 to March 2024), including ERS revenue and adjusted for now eligible 4CP benefit), current global hashrate of 595 EH/s, block reward of 3.125 BTC per block and transaction fees of 0.3 BTC per block.
6 The Company continues to consider a range of funding opportunities such as equity, corporate debt and equipment financing.

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Non-IFRS metric reconciliation

Adjusted EBITDA Reconciliation (USD$m) [1]	3 months ended Mar 31, 2024	3 months ended Dec 31, 2023
Bitcoin mining revenue	53.4	42.0
AI Cloud Services Revenue	0.6	-
Other income	0.4	0.5
Electricity charges	(19.8)	(16.7)
Realized gain/(loss) on financial asset	0.1	0.1
Other costs	(12.9)	(12.0)
Adjusted EBITDA	21.8	13.9
Adjusted EBITDA Margin	40%	33%

Reconciliation to consolidated statement of profit or loss
Add/(deduct):
Reversal of impairment of assets	-	0.1
Share-based payments expense - $75 exercise price options	(2.9)	(3.0)
Share-based payments expense – other	(2.9)	(2.9)
Foreign exchange gain/(loss)	4.7	(4.7)
Other expense items[2]	(0.2)	(2.5)
Unrealized gain/(loss) on financial asset[3]	(1.1)	(0.3)
EBITDA	19.4	0.6
Other finance expense	(0.1)	0.0
Interest income	1.5	0.7
Depreciation	(8.7)	(7.6)
Profit/(loss) before income tax for the period	12.1	(6.3)
Income tax (expense)/benefit	(3.5)	1.1
Profit/(loss) after income tax for the period	8.6	(5.2)

1)	For further detail, see our unaudited interim financial statements for the nine months ended March 31, 2024, included in our Form 6-K filed with the SEC on May 15, 2024.
2)	Other expense items include one-off professional fees including legal fees.
3)	Unrealized loss on financial asset represents the change in the fair value of the financial asset recorded in relation to electricity purchased for future usage periods.

Reconciliation of Electricity charges to Net electricity costs (USD$m)	3 months ended Mar 31, 2024	3 months ended Dec 31, 2023
Electricity charges	(19.8)	(16.7)
Add/(deduct) the following:
Realized gain/(loss) on financial asset	0.1	0.1
ERS revenue (included in Other income)	0.4	0.5
ERS fees (included in Other operating expenses)	(0.0)	(0.0)
Net electricity costs	(19.4)	(16.1)

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Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict our business operations and adversely impact our financial condition, cash flows and results of operations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to diversify into the market for high performance computing (“HPC”) solutions, and in particular any current or future AI Cloud (“AI Cloud”) Services we offer; IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for AI Cloud Services; expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current or future AI Cloud Services that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into AI Cloud Services; IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of our AI Cloud Services and other counterparties; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; the risk that any current or future customers, including customers of our AI Cloud Services, or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; our reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s miner hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and any current or future AI Cloud Services it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including any current or future AI Cloud Services IREN offers); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN ability to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety requirements or liabilities; damage to our property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of IREN’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services we offer (such as AI Cloud Services), including regulations related to data privacy, cybersecurity and the storage, use or processing of information; our ability to attract, motivate and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease (such as COVID-19) and any governmental or industry measures taken in response; our ability to remain competitive in dynamic and rapidly evolving industries; damage to our brand and reputation; expectations relating to Environmental, Social and Governance issues or reporting; the costs of being a public company; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on September 13, 2023 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com.

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These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

This press release includes non-IFRS financial measures, including Net electricity costs, Adjusted EBITDA and Adjusted EBITDA Margin. We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS.

There are a number of limitations related to the use of Net electricity costs, Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate these measures differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance.

EBITDA is calculated as our IFRS profit/(loss) after income tax expense, excluding interest income, finance expense and non-cash fair value loss and interest expense on hybrid financial instruments, income tax expense, depreciation and amortization, which are important components of our IFRS profit/(loss) after income tax expense. Further, “Adjusted EBITDA” also excludes share-based payments expense, which is an important component of our IFRS profit/(loss) after income tax expense, foreign exchange gains and losses, impairment of assets, certain other non-recurring income, loss on disposal of property, plant and equipment, gain on disposal of subsidiaries, unrealized fair value gains and losses on financial assets and certain other expense items.

Net electricity costs is calculated as our IFRS Electricity charges net of Realized gain/(loss) on financial asset, ERS revenue (included in Other income) and ERS fees (included in Other operating expenses).

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About IREN

IREN is a leading next-generation data center business powering the future of Bitcoin, AI and beyond utilizing 100% renewable energy.

•	Bitcoin Mining: providing security to the Bitcoin network, expanding to 30 EH/s in 2024. Operations since 2019.

•	AI Cloud Services: providing cloud compute to AI customers, 816 NVIDIA H100 GPUs. Operations since 2024.

•
Next-Generation Data Centers: 260MW of operating data centers, expanding to 510MW in 2024. Specifically designed and purpose-built infrastructure for high-performance and power-dense computing applications.

•	Technology: technology stack for performance optimization of AI Cloud Services, Bitcoin Mining and energy trading operations.

•	Development Portfolio: 2,160MW of secured power capacity across North America, >1,000 acre property portfolio and additional development pipeline.

•
100% Renewable Energy (from clean or renewable energy sources or through the purchase of RECs): targets sites with low-cost & underutilized renewable energy, and supports electrical grids and local communities.

Contacts

Media Jon Snowball Domestique +61 477 946 068 Danielle Ghigliera Aircover Communications +1 510 333 2707	Investors Lincoln Tan IREN +61 407 423 395 lincoln.tan@iren.com

To keep updated on IREN’s news releases and SEC filings, please subscribe to email alerts at https://iren.com/investor/ir-resources/email-alerts.

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